Morgan, Lewis & Bockius LLP 2 Palo Alto Square 3000 El Camino Real, Suite 700 Palo Alto, CA 94306 Tel: 650.843.4000 Fax: 650.843.4001 www.morganlewis.com

Thomas W. Kellerman
Partner
650.843.7550
tkellerman@morganlewis.com

April 28, 2006

VIA EDGAR AND FACSIMILE

Mr. Brad Skinner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Microcomputer Software, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 7, 2006
File No. 0-15949

Dear Mr. Skinner:

On behalf of International Microcomputer Software, Inc. (the “Company” or “IMSI”), we submit this letter in response to the telephonic comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company on April 26, 2006, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A originally filed on March 24, 2006 and amended on April 7, 2006 (the “Proxy Statement”). The discussion set out below is the Company's response to the Staff’s telephonic comments. This letter serves as an addendum to the Company’s previous letter to the Staff, dated April 17, 2006.

Concurrently with this response, the Company is filing an amended form of the Proxy Statement. The Company has responded to all of the comments of the Staff by amending its Proxy Statement and supplying supplemental information therein. For the convenience of the Staff, we are also sending three marked copies of the amended Proxy Statement under separate cover which have been marked to show changes from the Proxy Statement as originally filed.

As reflected in the Company’s April 17, 2006 letter to the Staff, the Company is confident that it is not appropriate to account for the proposed acquisition as a reverse merger for the following reasons:

Mr. Brad Skinner
April 28, 2006

•
At the closing of the proposed acquisition, the AccessMedia stockholders will be issued shares of IMSI common stock constituting a minority interest in IMSI. The AccessMedia stockholders will only be issued shares of IMSI common stock that, in the aggregate, constitute a majority interest in IMSI if AccessMedia achieves significant revenue milestones in the future.

•
In connection with the proposed acquisition, the AccessMedia stockholders have entered into voting agreements with the Company whereby they agree to vote all of the shares of IMSI common stock beneficially owned by them in favor of all but one of the directors nominated by the Company until the earlier of December 31, 2010 or the date on which the AccessMedia stockholders beneficially own a majority of the outstanding common stock of IMSI.

•
As reflected in the AccessMedia financial statements attached as an exhibit to the Proxy Statement, AccessMedia’s revenue in 2005 was nominal. As a result, the revenue milestones that trigger the issuance of additional shares of IMSI common stock to the AccessMedia stockholders, which initially require AccessMedia to generate revenue in excess of $20,000,000, present AccessMedia with a substantial challenge. It is uncertain that AccessMedia will ever reach the first or any subsequent revenue milestone.

Specifically, you have asked for further explanation regarding the qualifications for issuance of up to 35,000,000 additional shares of IMSI common stock upon AccessMedia’s achievement of certain revenue thresholds pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2006, by and among IMSI, AccessMedia and the other parties thereto (the “Merger Agreement”).

Payments upon Obtaining Revenue Thresholds

Under the terms of the Merger Agreement, following the closing of the merger, IMSI may issue up to an additional 35,000,000 shares (before giving effect to the reverse one-for-two stock split) to AccessMedia stockholders if AccessMedia achieves certain revenue milestones prior to December 31, 2008 (the “Earnout Consideration”) as set forth below. Such revenue milestones are conditions that must be satisfied by AccessMedia to receive any additional shares of IMSI common stock.

Mr. Brad Skinner
April 28, 2006

Performance Target Schedule

Revenue Performance Level	Target Date	Earnout Payment in Shares of IMSI Common Stock (before giving effect to the reverse one-for-two stock split)	Potential Aggregate Shares of IMSI Common Stock (before giving effect to the reverse one-for-two stock split)
>$20 million in Revenue	June 30, 2006	7 million	36 million
>$40 million in Revenue	March 31, 2007	7 million	43 million
>$55 million in Revenue	September 30, 2007	7 million	50 million
>$80 million in Revenue	June 30, 2008	7 million	57 million
>$100 million in Revenue	December 31, 2008	7 million	64 million

Each applicable Earnout Payment of 7,000,000 shares of IMSI common stock in the column entitled “Earnout Payment” will be made to the AccessMedia stockholders within 30 days of AccessMedia exceeding the Revenue Performance Level at or before the applicable Target Date set forth in the Performance Target Schedule.

If any Revenue Performance Level is not met by the specified Target Date, the applicable Earnout Payment may still be earned if AccessMedia achieves the applicable Revenue Performance Level by the date six (6) months following the specified Target Date (the “Grace Period Date”).

Mr. Brad Skinner
April 28, 2006

By way of example, if AccessMedia does not achieve revenue exceeding $20 million by June 30, 2006 but does achieve revenue exceeding $20 million prior to December 31, 2006 (the applicable Grace Period Date), the former AccessMedia stockholders would still be entitled to receive the full Earnout Payment for the period ended June 30, 2006. If, on the other hand, AccessMedia were to achieve revenue exceeding $100 million on June 30, 2006, it would have satisfied all five Revenue Performance Levels, and the former AccessMedia stockholders would be entitled to the full Earnout Consideration within 30 days of June 30, 2006.

Aggregation of Earnout Payments upon Obtaining Subsequent Revenue Thresholds

The Earnout Payments associated with the Revenue Performance Levels are intended to be cumulative. In the event a Revenue Performance Level is not met by the applicable Target Date or Grace Period Date, the associated Earnout Payment will still be earned if AccessMedia achieves any subsequent Revenue Performance Level at or before its applicable Target Date or Grace Period Date.

By way of example, if AccessMedia does not achieve revenue exceeding $20 million by December 31, 2006, but does achieve revenue exceeding $40 million as of September 30, 2007 (the applicable Grace Period Date), the AccessMedia stockholders will be entitled to receive the Earnout Payment for each of the first two Target Dates. If AccessMedia first achieves $20 million in revenue after December 31, 2006, but does not achieve revenue exceeding $40 million by September 30, 2007 (the applicable Grace Period Date), then no Earnout Consideration will be earned for either of the first two Target Dates unless and until AccessMedia achieves revenue exceeding $55 million by March 31, 2008 (the applicable Grace Period Date) or either of the last two Revenue Performance Levels at or before the applicable Target Date or Grace Period Date. If AccessMedia does not achieve any of the first four Revenue Performance Levels by the applicable Target Date or Grace Period Date, but does achieve revenue exceeding $100 million by June 30, 2009 (the last applicable Grace Period Date), the former AccessMedia stockholders will be entitled to receive the total Earnout Consideration of 35,000,000 shares of IMSI common stock within 30 days of June 30, 2009.

In the event no Revenue Performance Levels are obtained at or prior to the June 30, 2009 (the last applicable Grace Period Date), no Earnout Consideration will be earned.

Mr. Brad Skinner
April 28, 2006

Revenue of AccessMedia

Revenue is defined in the Merger Agreement as the consolidated revenue of AccessMedia beginning on May 1, 2005, excluding (i) revenue from IMSI’s business or operations or (ii) revenue generated by companies acquired by AccessMedia during the twelve months prior to the date of such acquisition. IMSI is not in a position to help AccessMedia achieve any of the revenue milestones discussed above since IMSI’s businesses are completely different and will not realistically drive any revenue to AccessMedia.

Audit Procedures

The Merger Agreement also provides for a dispute mechanism in the event that the parties disagree regarding whether or not an Earnout Payment is earned. If IMSI has not made an applicable Earnout Payment within 35 days of a Target Date, it shall prepare and deliver to the AccessMedia Stockholders’ Representative a statement of revenue for the applicable period. If the Stockholders’ Representative disputes any determination made in the revenue statement and notifies IMSI of such dispute within 45 days after delivery of the revenue statement, the parties will negotiate in good faith to resolve the dispute. If the parties are unable to resolve their differences, the dispute will be submitted to an independent accounting firm for resolution. A determination by the independent accounting firm that an Earnout Payment has been earned shall be binding on the parties and such payment shall be made within 15 days of such determination.

Board Control Remains with IMSI absent the Earnout

Upon the closing of the acquisition, the shareholders of IMSI will continue to own a majority of the voting power of the combined corporation. Moreover, the stockholders of AccessMedia have entered into a voting agreement whereby they agree to vote all of their shares in IMSI in favor of the nominees to the Board of Directors of the combined company proposed by IMSI with the exception of the sole director to which AccessMedia is entitled, pursuant to the terms of the Merger Agreement. The obligations under the voting agreement will terminate on December 31, 2010 or on the date on which the former AccessMedia stockholders beneficially own a majority of the outstanding common stock of IMSI, whichever occurs first. As a result, following the closing, the Board of Directors of the combined company will consist of seven members nominated by IMSI and one member nominated by the AccessMedia stockholders.

For the reasons stated above and the Company’s response letters, dated April 7, 2006 and April 17, 2006, it is appropriate to treat IMSI as the acquiring company in the accounting treatment for the proposed acquisition. The contingency that must be met to earn additional shares of IMSI common stock is uncertain of being achieved.

Mr. Brad Skinner
April 28, 2006

We would again greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. The Company is planning to mail definitive proxy materials at the earliest opportunity and to conduct its Annual Meeting of Shareholders as soon as possible. Please contact the undersigned at (650) 843-7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

/s/ Thomas W. Kellerman

Thomas W. Kellerman

cc:	Mark P. Shuman, Branch Chief - Legal
Daniel Lee
Anne Nguyen
Robert O’Callahan
J. Taylor Browning
Peter S. Park